

Chris Mielke, PMP, CSM · 2nd

Senior Project Management Professional driving on-time, within-budget & high-quality project closure

Holly Springs, North Carolina, United States · Contact info

500+ connections



1 mutual connection: Yash Soni

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Lonerider Spirits

University of Illinois Urbana-Champaign

Experience

VP of Operations/Senior Project Manager

Lonerider Spirits · Full-time
Jan 2018 – Present · 3 yrs 7 mos
Raleigh-Durham, North Carolina Area

• Chartered project and became the Senior Project Manager/Product Owner for Lonerider Spirits, LLC - a sister company to Lonerider Brewing Company.
• Created a pitch deck to gain stakeholder investment/buy-in and collaborated with stakeholders to communicate insights for advancing shared organizational goals.
• Collaborated with 50 investors and secured $1M- ... see more

Co-Founder
Original Outlaws Cigars · Self-employed
Sep 2019 – Oct 2020 · 1 yr 2 mos
Raleigh, North Carolina, United States

Helped fund and get a cigar start-up off the ground with legal paperwork, supplies and first co-packaging deal with Lonerider Spirits. https://originaloutlaw.com/

Vice President Of Business Development
Lonerider Brewery · Full-time
Oct 2017 – Nov 2019 · 2 yrs 2 mos
Raleigh-Durham, North Carolina Area

• Worked with CEO/stakeholders to expand operations across multiple taproom locations in North Carolina.
• Led opening a second location for Lonerider Brewing Company within 6 months of a former project stall. ...see more

Senior Producer for LawBreakers
Boss Key Productions · Full-time
Mar 2014 – Oct 2017 · 3 yrs 8 mos
Raleigh-Durham, North Carolina Area

• Built company with a great culture from scratch to create a AAA video game in less than 3 years, successfully shipping Lawbreakers with a very small team by video game industry standards. ...see more

Epic Games
6 yrs 6 mos

Program Manager
Full-time
Apr 2013 – Feb 2014 · 11 mos
Cary, NC

Titles: Infinity Blade 3, Fortnite
• Appointed as program manager, led IT infrastructure improvements at Epic Games home office and coordinated with four Executive Producers to develop shipping ...see more

Producer
Full-time
Jan 2010 – Feb 2014 · 4 yrs 2 mos
Cary, North Carolina

Producer
Titles: Gears of War: Gears of War 3 (Xbox 360) including all DLC
• Worked with Executive Producer to ship the title (...see more

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Education

University of Illinois Urbana-Champaign
Bachelor of Arts, Graphic Design
1988 – 1992

Moonshine University
5 day Moonshine University Course, Making of Whiskey, Rum, Vodka
2017 – 2017

Black Button Distilling
3 Day Distilling Course, Making of Whiskey, Rum and Vodka
2017 – 2017

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Licenses & certifications

Google IT Support Professional Certificate
Coursera
Issued Mar 2021 · No Expiration Date
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Broker/Realtor in North Carolina
North Carolina Real Estate Commission
Issued Dec 2013 · No Expiration Date
Credential ID 278460

Certified Project Manager Professional (PMP) -

PMI
Issued Sep 2013 · No Expiration Date

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